INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 20, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the EuroPac International Dividend Income Fund

Ladies and Gentlemen:

This letter is in response to the comments received from the Securities and Exchange Commission (the “Commission”) by telephone on November 21, 2013 on the Registrant’s registration statement filed on Form N-1A with respect to the EuroPac International Dividend Income Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 437 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Summary Section

Fees and Expenses of the Fund (page 1)

1.         In the Fees and Expenses table, please expand the parenthetical “(12b-1)” that is part of the caption “Distribution Rule (12b-1) fees” to encompass the word ‘Rule.’

Response:  The Registrant has made the requested revision.

2.         Footnote 1 of this section states that “acquired fund fees and expenses” have been estimated for the current fiscal year which indicates the Fund may invest in exchange-traded funds. The Fees and Expenses table does not include a line item for Acquired Fund Fees and Expenses.  In the event the Acquired Fund Fees and Expenses incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in the fee table in a separate line item.

Response:  The Registrant confirms that the Acquired Fund Fees and Expenses are estimated to be less than 0.01% of the average net assets of the Fund.

3.         Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Please confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement. Also, please file the contractual agreement as an exhibit to the registration statement

Response: The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an Exhibit to the Amendment.

Principal Investment Strategies (pages 2 & 7)

4.         The first sentence of this section states that “[u]nder normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. companies located in Europe and the Pacific Rim that have records of paying dividends.” Please revise this vague policy statement by explaining the criteria used for determining what constitutes a “record” of paying dividends.

Response:  The Registrant has made the requested revision which now reads as follows: “[u]nder normal market conditions, the Fund will invest at least 80% of its assets (plus any borrowings for investment purposes) in equity securities of non-U.S. companies located in Europe or the Pacific Rim that have records of paying dividends for at least the last 12 months.”

5.         The third sentence of this section states that the Fund’s advisor considers a company to be located in Europe or the Pacific Rim if “(1) the company is organized under the laws of a country in Europe or the Pacific Rim or has its principal office in a country in Europe or the Pacific Rim… or (3) the company’s equity securities are traded principally on stock exchanges or over-the-counter markets in Europe or the Pacific Rim.”  Please explain how this criteria shows that the company is subject to the economic fortunes and risk of Europe and the Pacific Rim, as required by footnote 26 of SEC Release No. IC-24828, regarding the adoption of Rule 35d-1 under the Investment Company Act (the “Adopting Release”).

Response:  Rule 35d-1 requires that an investment company with a name that suggests that it focuses its investments in a particular country or geographic region adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name.  As proposed, the Rule would have required such investment companies to invest in securities that met one of three criteria specified in the rule, which are set forth in footnote 24 of the Adopting Release, which states as follows:

“Specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.”

The Adopting Release makes clear that in response to comments that the specific criteria would be too restrictive, the SEC modified the disclosure approach under the Rule to allow investment companies the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name.

Because the Fund’s criteria 1 and 3 in this section are based on criteria originally included in the proposed rule, the Registrant believes that the assets of a company that satisfies such criteria are exposed to the economic fortunes and risks of Europe and the Pacific Rim.

6.         Confirm whether the Fund intends to invest in emerging markets in Europe and the Pacific Rim.  If so, add a disclosure to the principal investment strategies that describes the Fund’s investments in emerging markets and please also add a correlating risk disclosure to the principal risk sections.

Response:  The Registrant intends to invest in emerging markets in Europe and the Pacific Rim and has made the requested revisions.

7.         The second to last sentence of the first paragraph of this section states that “[t]he Fund’s investments in equity securities may also include preferred stock, convertible securities, warrants and options on equities and stock indices.” Please disclose how these equity securities will not be among the investments that the Fund can make as part of its 80% investment policy.

Response: The Registrant has revised the sentence above as follows: “The Fund may also invest in preferred stock, convertible securities, warrants and options on equities and stock indices.”  The Registrant confirms that any equity securities that do not have a record of paying dividends within the last 12 months will not be included in the calculation for meeting its 80% name rule test.

Performance

8.         In the response letter to these comments, provide (1) information about the background and purpose of the creation of the Predecessor Account, (2) confirmation that the Predecessor Account transferred substantially all of its assets into the Fund, and (3) confirmation that the Predecessor Account would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code of 1986.

Response:  Based on representations by the Fund’s investment advisor, the Registrant confirms that the Predecessor Account was created on February 28, 2010, by a single investor who is not affiliated with the Fund’s investment advisor, as an investment vehicle; the Predecessor Account was created for purposes entirely unrelated to the establishment of a performance record; the Predecessor Account intends to transfer substantially all of its assets into Class I shares of the Fund; the Predecessor Account’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to those of the Fund; and the Predecessor Account would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code of 1986.

9.         Please confirm in the response letter whether the predecessor account performance presented reflects the maximum sales load of the Fund.

Response:  The table has been revised to reflect the performance for both Class I shares and Class A shares.  The performance for the Class A shares reflect the maximum sales load of the Fund.

 10.      Disclose whether the Predecessor Account’s returns reflect the actual fees and expenses of the account or have been adjusted to reflect the estimated gross annual operating expenses of the Fund.  The higher of the two fees should be reflected in the returns of the Predecessor Account.

Response: Based on representations by the Fund’s investment advisor, the Registrant confirms that the Predecessor Account has higher fees and expenses than the Fund’s “Total Annual Fund Operating Expenses”, as stated in the Fund’s initial Prospectus dated December 23, 2013.   Therefore for the purpose of calculating the returns of the Predecessor Account, its actual fees and expenses are used.

Distribution Rule (12b-1) Plan and Shareholder Service Fess

11.       The disclosure on page B-44 of the Statement of Additional Information states that the 12b-1 Plan provides for post-sales servicing.  The caption in the Fees and Expenses Table “Distribution Rule (12b-1) fees” (on page 1 of the prospectus) and the disclosure under “Distribution Rule (12b-1) Plan” (on page 12 of the prospectus) indicate that the Rule 12b-1 Plan is only to pay distribution fees.  Please revise the disclosure as needed to reflect the purpose(s) of payments under the Rule 12b-1 Plan.

Response:  The Registrant has removed the reference to “post-sales servicing” from the SAI.

Your Account With The Fund (Timing and Nature of Requests)

12.       Please provide a statement as to when calculations of the NAV are made and that the price at which a purchase or redemption is effected is based on the next calculation of the NAV after the order is placed.

Response: The time of NAV calculation is disclosed on page 13 of the Prospectus under Share Price.  In addition, information that redemptions are effected at the next calculation of the NAV after the order is placed on page 13 under “Payment of Redemption Proceeds.”

Your Account With The Fund-Selling (Redeeming) Fund Shares

13.       The first sentence states that if shares are purchased through an approved financial intermediary, shares must be redeemed through the same financial intermediary.  Please disclose how a shareholder may redeem shares if the financial intermediary through which it purchased shares is no longer in operation.

Response:  The Registrant has included a statement that “In the event your approved financial intermediary is no longer available or in operation, you may place your redemption order directly with the Fund as described below.”

For More Information-Shareholder Reports

14.       The last sentence of the first paragraph states “[t]he independent registered accounting firm’s report and financial statements in the Fund’s annual report are incorporated by reference in (are legally a part of) this prospectus.” A Fund may incorporate by reference the “financial highlights” information from a report to shareholders but may not incorporate by reference all information pertaining to Fund’s financial statements. Please delete this sentence or revise accordingly.

Response:  The Registrant has deleted this sentence.

STATEMENT OF ADDITIONAL INFORMATION

Principal Investment Strategies, Policies and Risks – Credit Default Swaps (page B-26)

15.       The disclosure indicates that the Fund may buy or sell credit default swaps on one or more securities or on the debt of a basket of issuers.  Please disclose in this section that when the Fund is a protection seller under a credit default swap (for which the reference obligation is one or more securities or the debt of a basket of issuers), it will segregate assets equal to the full notional amount of the swap agreement.

Response:  The Registrant has made the requested revision.

Temporary Investments (pages B-27)

16.       Please confirm that the disclosure of temporary investments on page B-27 of the Statement of Additional Information is consistent with the disclosures made on page 7 of the Prospectus.

Response:  The Registrant has reconciled any differences in the temporary investment disclosures in the Prospectus and Statement of Additional Information.

Proxy Voting Policy (page B-47)

17.       The disclosure refers to two sets of proxy voting policies that the Fund uses to determine how to vote proxies relating to portfolio securities:  the “Policies” and the “Proxy Policies”.  Only the “Proxy Policies” are attached as Appendix B.  Please also attach the “Policies” as part of Appendix B.

Response:  The Registrant has included the Trust’s proxy voting policy and procedures as part of Appendix B to the SAI.

Portfolio Holdings Information (pages B-48)

18.       The second sentence on page B-48 states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.

Response:  The Registrant has revised the disclosure to remove the reference to making portfolio holdings information available to any person who calls the Fund no earlier than five days after the date of such information.  The revised disclosure states that “[m]anagement of the Fund may make publicly available information regarding the Fund’s portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary